

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Stop 3561

September 10, 2009

BY U.S. MAIL

Mr. Marino Kulas
 President and Chief Executive Officer
CONFORCE INTERNATIONAL, INC.
51A Caldari Road, 2nd Floor
Concord, Ontario L4K 4G3 Canada

> **Re:** **Conforce International, Inc.**
> **Item 4.01 Form 8-K, filed August 28, 2009**
> **File No. 0-53579**

Dear Mr. Kulas:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Beverly A. Singleton
Staff Accountant